Registration No.  33-65433
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 134

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered: Indefinite

G.   Amount of Filing Fee (as required by Rule 24f-2):  $500.00*

H.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on February 1, 1996 at 2:00 p.m. pursuant to  Rule
     487.
                ________________________________

*Previously paid
      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 134

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special
                                           Situations Trust
                                            Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special
                                           Situations Trust

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's ecurities                        *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special
          selection or elimination of      Situations Trust;
          underlying securities            Rights of Unit Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust
          or elimination of underlying     Special
          securities                       Situations Trust;
                                           Rights of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets


* Inapplicable, answer negative or not required.



                        Target 5 Trust, Series 6


The First Trust (registered trademark) Special Situations Trust, Series 134

THIS PART I OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART II OF THE PROSPECTUS DATED FEBRUARY 1, 1996. BOTH PARTS I AND II OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


The Trust. Target 5 Trust, Series 6 (the "Trust") consists of common stock of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average (the "DJIA") that have the highest dividend yield as of the close of business on the date prior to this Prospectus (the "Equity Securities"). See "Schedule of Investments." The objective of the Trust is to provide an above-average total return through a combination of dividend income and capital appreciation. Units are not designed for their prices to parallel or correlate with movements in the DJIA, and it is expected that their prices will not do so. The Trust has a mandatory termination date (the "Mandatory Termination Date") of approximately one year from the date of this Prospectus as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved.


The DJIA is not affiliated with the Sponsor and is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted the Trust or the Sponsor a license to use the DJIA, participated in the creation of the Trust or in the selection of stocks therein, and has not approved any information herein related thereto.

Each Unit of the Trust represents an undivided interest in all Equity Securities deposited therein. The Sponsor may deposit additional Equity Securities to create new Units after the Initial Date of Deposit in the manner described in "What is the First Trust Special Situations Trust?" in Part II of this Prospectus.


Public Offering Price. The Public Offering Price per Unit is equal to the aggregate underlying value of the Equity Securities (generally determined by their closing sale prices) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts, plus an initial sales charge equal to the difference between the maximum sales charge (2.75% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $0.195 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Equity Securities. Commencing April 30, 1996, and on the last business day of each month thereafter, through January 31, 1997, a deferred sales charge of $.0195 also will be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.75% of the Public Offering Price (equivalent to 2.772% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The minimum purchase is $1,000 ($250 for an Individual Retirement Account or other retirement plans). The sales charge is reduced on a graduated scale for sales involving at least 5,000 Units. See "How is the Public Offering Price Determined?" in Part II.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    First Trust (registered trademark)

             The date of this Prospectus is February 1, 1996

Estimated Net Annual Distributions. The estimated net annual dividend distributions to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities) at the opening of business on the Initial Date of Deposit was $.2424 per Unit. This estimate will vary with changes in Trust fees and expenses, in dividends received, and with the sale of Equity Securities. There is no assurance that the estimated net annual dividend distributions will be realized in the future.







Dividend and Capital Distributions. Cash dividends received by the Trust will be paid on June 30, 1996 to Unit holders of record on June 15, 1996 and again as part of the final liquidation distribution. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" in Part II. Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unit holder (other than a Rollover Unit holder as defined below) his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" in Part II. For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in New Trusts." Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution, automatically reinvested in additional Units subject only to remaining deferred sales charge payments. See "Rights of Unit Holders-How are Income and Capital Distributed?" in Part II.


Secondary Market for Units. Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Equity Securities, plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may still redeem his Units through the Trustee. A Unit holder tendering 2,500 Units or more may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash (an "In-Kind Distribution"). See "Will There be a Secondary Market?" and "How May Units be Redeemed?" in Part II. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.


Special Redemption, Liquidation and Investment in New Trusts. The
Sponsor intends to create a separate 1997 Trust (the "New Trust") in conjunction with the termination of the trust. The portfolio of the New Trust will contain the common stock of the five companies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yield as of the business day prior to the Initial Date of Deposit of the New Trust. Unit holders who hold their Units in book entry form may specify by February 12, 1997 to have their Units redeemed In-Kind, the distributed securities sold, and the proceeds invested in the New Trust or certain other trusts at a reduced sales charge, provided such New Trust or certain other trusts are offered and Units are available. Cash not invested in the New Trust or other such trust will be distributed. (Such Unit holders are "Rollover Unit holders"). Rollover Unit holders therefore will not receive a final liquidation distribution, but will receive Units in the New Trust or other eligible trusts. This exchange option may be modified, terminated or suspended.
See "Special Redemption, Liquidation and Investment in a New Trust" in Part II.


Termination. Commencing on the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unit holders which will specify when certificates may be surrendered and include a form to enable a Unit holder to elect an In-Kind Distribution, if such Unit holder owns at least 2,500 Units. Unit holders not electing the "Rollover Option" or an In-Kind Distribution will receive a cash distribution within a reasonable time after the Trust's termination. See "How are Income and Capital Distributed?" and "Other Information" in
Part II.

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the stock market, volatile interest rates or an economic recession. An investment in the Trust may subject a Unit holder to additional risk due to the relative lack of diversity in its portfolio since the portfolio contains only five stocks. Therefore, Units of the Trust may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities. The Trust is not actively managed and Equity Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. See "What are Equity Securities?-Risk Factors" in Part II.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-February 1, 1996



                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank (National
                                Association)
                 Evaluator:   First Trust Advisors L.P.



                                                                                               Target 5 Trust
                                                                                               Series 6
                                                                                               ______________
General Information
Initial Number of Units (1)                                                                       15,000
Fractional Undivided Interest in the Trust per Unit (1)                                         1/15,000
Public Offering Price:
        Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)               $148,833
        Aggregate Offering Price Evaluation of Equity Securities per Unit                       $ 9.9222
        Maximum Sales Charge 2.75% of the Public Offering Price
           per Unit (2.772% of the net amount invested, exclusive of the deferred
             sales charge) (2)                                                                  $  .2751
           Less Deferred Sales Charge per Unit                                                  $ (.1950)
        Public Offering Price per Unit (3)                                                      $10.0023
Sponsor's Initial Repurchase Price per Unit                                                     $ 9.7272
Redemption Price per Unit (based on aggregate underlying
           value of Equity Securities less the deferred sales charge) (4)                       $ 9.7272


CUSIP Number                            33718R  245
First Settlement Date                   February 6, 1996
Rollover Notification Date              February 12, 1997
Special Redemption and Liquidation
         Period                         During the period from February
                                        14, 1997 to February 28, 1997.
Mandatory Termination Date              February 28, 1997
Discretionary Liquidation Amount        A Trust may be terminated if the
                                        value of the Equity Securities
                                        is less than the lower of
                                        $2,000,000 or 20% of the total
                                        value of Equity Securities
                                        deposited in a Trust during the
                                        primary offering period.
Trustee's Annual Fee                    $.0116 per Unit outstanding.
Evaluator's Annual Fee                  $.0030 per Unit outstanding.
                                        Evaluations for purposes of
                                        sale, purchase or redemption of
                                        Units are made as of the close
                                        of trading (4:00 p.m. Eastern
                                        time) on the New York Stock
                                        Exchange on each day on which it
                                        is open.
Supervisory Fee (5)                     Maximum of $.0035 per Unit
                                        outstanding annually payable to
                                        an affiliate of the Sponsor.
Estimated Organizational and
  Offering Expenses (6)                 $.012 per Unit.
Income Distribution Record Date         June 15, 1996
Income Distribution Date (7)            June 30, 1996


[FN]
____________________
(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange is valued at the last closing sale price on the New York Stock Exchange, or if no such price exists at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" contained herein and "Public Offering" in Part II for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?" in Part II.

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $0.0010 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed one year from the Initial Date of Deposit. See "What are the Expenses and Charges?" in Part II of this Prospectus and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(7) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                   FEE TABLE-Target 5 Trust, Series 6

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" in Part II of this Prospectus. Although the Trust has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new
Trust subject only to the deferred sales charge.


                                                                               Amount
                                                                               per Unit
                                                                               __________
Unit holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of offering price)                       0.80%(a)           $0.080
Deferred sales charge per year
  (as a percentage of original purchase price)              1.95%(b)             .195
                                                            ________          _______
                                                            2.75%              $0.275
                                                            ========          =======
Maximum Sales Charge per year imposed on
  Reinvested Dividends                                      1.95%(c)            0.195

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                               .116%             $.0116
Portfolio supervision, bookkeeping, administrative,
  evaluation fees, organizational and offering expenses     .196%              .0195
Other operating expenses                                    .022%              .0022
                                                            ________          _______
  Total                                                     .334%             $.0333
                                                            ========          =======

                                              Example
                                              ________

                                                             Cumulative Expenses Paid for Period:
                                                        1 Year        3 Years           5 Years           10 Years
                                                        ______        _______           ________          ________
An investor would pay the following expenses on a
  $1,000 investment, assuming the Target 5 Trust,
  Series 6 estimated operating expense ratio of
  .334% and a 5% annual return on the
  investment throughout the periods                    $ 31           $ 38              $ 45              $68

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on rein-vestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a represent-ation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

[FN]
______________________

(a) The Initial Sales Charge would exceed 0.8% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.0195 per month per Unit, irrespective of purchase or redemption price deducted in each of the last ten months of each one-year Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.95% for the Trust. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.95% for the Trust. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "How are Income and Capital Distributed" in Part II of this Prospectus.

                                                  Statement of Net Assets

                                                 TARGET 5 TRUST, SERIES 6
                     The First Trust Special Situations Trust, Series 134
                At the Opening of Business on the Initial Date of Deposit
                                                         February 1, 1996



                               NET ASSETS

Investment in Equity Securities represented by purchase contracts (1) (2)  $148,833
Organizational and offering costs (3)                                        35,000
                                                                            ________
                                                                            183,833
Less accrued organizational and offering costs (3)                          (35,000)
Less liability for deferred sales charge (4)                                 (2,925)
                                                                            ________
Net assets                                                                 $145,908
                                                                            ========
Units outstanding                                                            15,000



                         ANALYSIS OF NET ASSETS

Cost to investors (5)                                                      $150,034
Less sales charge (5)                                                        (4,126)
                                                                           _________
Net assets                                                                 $145,908
                                                                           =========

[FN]
                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed one year from the Initial Date of Deposit. The estimated organizational and offering costs are based on 3,000,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust
($.195 per Unit), payable to the Sponsor in ten equal monthly installments beginning on April 30, 1996 and on the last business day of each month thereafter through January 31, 1997. If Units are redeemed prior to January 31, 1997 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a maximum total sales charge computed at the rate of 2.75% of the Public Offering Price (equivalent to 2.772% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments

                                                 TARGET 5 TRUST, SERIES 6
                     The First Trust Special Situations Trust, Series 134
                At the Opening of Business on the Initial Date of Deposit
                                                         February 1, 1996



                                                                            Market     Cost of
Number                                                   Percentage         Value      Equity         Current
 of              Ticker Symbol and Name of               of Aggregate       per        Securities     Dividend
Shares           Issuer of Equity Securities (1)         Offering Price     Share      to Trust (2)   Yield (3)
______           _______________________________         ______________     ______     ____________   ________

574              CHV  Chevron Corporation                 20%               $51.875    $ 29,776       3.86%
388              GE   General Electric Company            20%                76.750      29,779       2.40%
566              GM   General Motors Corporation          20%                52.625      29,786       2.28%
728              IP   International Paper Company         20%                40.875      29,757       2.45%
461              MMM  Minnesota Mining & Manufacturing    20%                64.500      29,735       2.91%
                        Company
                                                        _____                          ________
                          Total Investments              100%                          $148,833
                                                        =====                          ========

[FN]
(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on January 31, 1996. The Trust has a mandatory termination date of February 28, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,833. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,899 and $66, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on January 31, 1996.

                     REPORT OF INDEPENDENT AUDITORS


The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 134


We have audited the accompanying statement of net assets, including the schedule of investments, of Target 5 Trust, Series 6, included in The First Trust Special Situations Trust, Series 134, as of the opening of business on February 1, 1996. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on February 1, 1996. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Target 5 Trust, Series 6, included in The First Trust Special Situations Trust, Series 134, at the opening of business on February 1, 1996 in conformity with generally accepted accounting principles.




                               ERNST & YOUNG LLP


Chicago, Illinois
February 1, 1996

                    FIRST TRUST (registered trademark)


                             Target 5 Trust
                                Series 6


                               Prospectus
                                 Part I


                    First Trust (registered trademark)

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-708-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                         (National Association)

                              770 Broadway
                        New York, New York 10003
                             1-800-682-7520

                          THIS PART ONE MUST BE
                        ACCOMPANIED BY PART TWO.


                            February 1, 1996


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE



                       Target 10 Trust, Series 12
The First Trust (registered trademark) Special Situations Trust, Series 134


THIS PART I OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART II OF THE PROSPECTUS DATED FEBRUARY 1, 1996. BOTH PARTS I AND II OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


The Trust. Target 10 Trust, Series 12 (the "Trust") consists of common stock of the ten companies in the Dow Jones Industrial Average (the "DJIA") that have the highest dividend yield as of the close of business on the date prior to this Prospectus (the "Equity Securities"). See "Schedule of Investments." The objective of the Trust is to provide an above-average total return through a combination of dividend income and capital appreciation. Units are not designed for their prices to parallel or correlate with movements in the DJIA, and it is expected that their prices will not do so. The Trust has a mandatory termination date (the "Mandatory Termination Date") of approximately one year from the date of this Prospectus as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved.


The DJIA is not affiliated with the Sponsor and is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted the Trust or the Sponsor a license to use the DJIA, participated in the creation of the Trust or in the selection of stocks therein, and has not approved any information herein related thereto.

Each Unit of the Trust represents an undivided interest in all Equity Securities deposited therein. The Sponsor may deposit additional Equity Securities to create new Units after the Initial Date of Deposit in the manner described in "What is the First Trust Special Situations Trust?" in Part II of this Prospectus.


Public Offering Price. The Public Offering Price per Unit is equal to the aggregate underlying value of the Equity Securities (generally determined by their closing sale prices) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts, plus an initial sales charge equal to the difference between the maximum sales charge (2.90% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $0.195 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Equity Securities. Commencing April 30, 1996, and on the last business day of each month thereafter, through January 31, 1997, a deferred sales charge of $.0195 also will be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.90% of the Public Offering Price (equivalent to 2.928% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The minimum purchase is $1,000 ($250 for an Individual Retirement Account or other retirement plans). The sales charge is reduced on a graduated scale for sales involving at least 5,000 Units. See "How is the Public Offering Price Determined?" in Part II.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    First Trust (registered trademark)


             The date of this Prospectus is February 1, 1996

Estimated Net Annual Distributions. The estimated net annual dividend distributions to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities) at the opening of business on the Initial Date of Deposit was $.2894 per Unit. This estimate will vary with changes in Trust fees and expenses, in dividends received and with the sale of Equity Securities. There is no assurance that the estimated net annual dividend distributions will be realized in the future.



Dividend and Capital Distributions. Cash dividends received by the Trust will be paid on June 30, 1996 to Unit holders of record on June 15, 1996 and again as part of the final liquidation distribution. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier.
Any distribution of income and/or capital will be net of expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" in Part II. Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unit holder
(other than a Rollover Unit holder as defined below) his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" in Part
II. For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in New Trusts." Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution, automatically reinvested in additional
Units subject only to remaining deferred sales charge payments. See
"Rights of Unit Holders-How are Income and Capital Distributed?" in Part II.


Secondary Market for Units. Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Equity Securities, plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may still redeem his Units through the Trustee. A Unit holder tendering 2,500 Units or more may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash (an "In-Kind Distribution"). See "Will There be a Secondary Market?" and "How May Units be Redeemed?" in Part II. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.


Special Redemption, Liquidation and Investment in New Trusts. The
Sponsor intends to create a separate 1997 trust (the "New Trust") in conjunction with the termination of the trust. The portfolio of the New Trust will contain the ten common stocks in the DJIA that have the highest dividend yield as of the business day prior to the Initial Date of Deposit of the New Trust. Unit holders who hold their Units in book entry form may specify by February 12, 1997 to have their Units redeemed In-Kind, the distributed securities sold, and the proceeds invested in the New Trust or certain other trusts at a reduced sales charge, provided such New Trust or certain other trusts are offered and Units are available. Cash not invested in the New Trust or other such trusts will be distributed. (Such Unit holders are "Rollover Unit holders"). Rollover Unit holders therefore will not receive a final liquidation distribution, but will receive Units in the New Trust or other eligible trusts. This exchange option may be modified, terminated or suspended.
See "Special Redemption, Liquidation and Investment in a New Trust" in Part II.


Termination. Commencing on the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unit holders which will specify when certificates may be surrendered and include a form to enable a Unit holder to elect an In-Kind Distribution, if such Unit holder owns at least 2,500 Units. Unit holders not electing the "Rollover Option" or an In-Kind Distribution will receive a cash distribution within a reasonable time after the Trust's termination. See "How are Income and Capital Distributed?" and "Other Information" in
Part II.


Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the stock market, volatile interest rates or an economic recession. Further, 30% of the Trust's portfolio at the opening of business on the Initial Date of Deposit is concentrated in common stocks of companies engaged in refining and marketing oil and therefore, may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities. The Trust is not actively managed and Equity Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. See "What are Equity Securities?-Risk Factors" in Part II.

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-February 1, 1996



                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank (National
                                Association)
                 Evaluator:   First Trust Advisors L.P.


                                                                                                        Target 10 Trust
                                                                                                        Series 12
                                                                                                        _______________
General Information
Initial Number of Units (1)                                                                                  15,000
Fractional Undivided Interest in the Trust per Unit (1)                                                    1/15,000
Public Offering Price:
     Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                           $  148,552
     Aggregate Offering Price Evaluation of Equity Securities per Unit                                   $   9.9035
     Maximum Sales Charge 2.90% of the Public Offering Price per Unit
        (2.928% of the net amount invested, exclusive of the deferred sales charge) (2)                  $    .2899
        Less Deferred Sales Charge per Unit                                                              $   (.1950)
     Public Offering Price per Unit (3)                                                                  $   9.9984
Sponsor's Initial Repurchase Price per Unit                                                              $   9.7085
Redemption Price per Unit (based on aggregate underlying value of Equity
        Securities less the deferred sales charge) (4)                                                   $   9.7085


CUSIP Number                             33718R  252
First Settlement Date                    February 6, 1996
Rollover Notification Date               February 12, 1997
Special Redemption and Liquidation
     Period                              During the period from
                                         February 14, 1997 to February 28, 1997.
Mandatory Termination Date               February 28, 1997
Discretionary Liquidation Amount         A Trust may be terminated if the value
                                         of the Equity Securities is less than
                                         the lower of $2,000,000 or 20% of the
                                         total value of Equity Securities
                                         deposited in a Trust during the
                                         primary offering period.
Trustee's Annual Fee                     $.0116 per Unit outstanding.
Evaluator's Annual Fee                   $.0030 per Unit outstanding. Eval-
                                         uations for purposes of sale,
                                         purchase or redemption of Units
                                         are made as of the close of trading
                                         (4:00 p.m. Eastern time) on the
                                         New York Stock Exchange on each day
                                         on which it is open.
Supervisory Fee (5)                      Maximum of $.0035 per Unit outstanding
                                         annually payable to an affiliate of
                                         the Sponsor.
Estimated Organizational and
  Offering Expenses (6)                  $.012 per Unit.
Income Distribution Record Date          June 15, 1996
Income Distribution Date (7)             June 30, 1996


[FN]

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange is valued at the last closing sale price on the New York Stock Exchange, or if no such price exists at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" contained herein and "Public Offering" in Part II for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public
 Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?" in Part II.

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $0.0010 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed one year. See "What are the Expenses and Charges?" in Part II of this Prospectus and
"Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(7) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                  FEE TABLE-Target 10 Trust, Series 12

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" in Part II of this Prospectus. Although the Trust has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Trust subject only to the deferred sales charge.


                                                                                                            Amount
                                                                                                            per Unit
                                                                                                            __________
Unit holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of offering price)                                                       0.95%(a)        $   0.095
Deferred sales charge per year
  (as a percentage of original purchase price)                                              1.95%(b)             .195
                                                                                            ________        _________
                                                                                            2.90%           $   0.290
                                                                                            ========        =========
Maximum Sales Charge per year imposed on
  Reinvested Dividends                                                                      1.95%(c)            0.195

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               .117%           $   .0116
Portfolio supervision, bookkeeping, administrative, evaluation fees,
     organizational and offering expenses                                                   .195%               .0195
Other operating expenses                                                                    .022%               .0022
                                                                                           ________         _________
  Total                                                                                     .334%           $   .0333
                                                                                           ========         =========


                                                   Example
                                                   _______
                                                                      Cumulative Expenses Paid for Period:
                                                            1 Year          3 Years            5 Years         10 Years
                                                            ______          _______            _______         _______
An investor would pay the following expenses on a
  $1,000 investment, assuming the Target 10 Trust,
  Series 12 estimated operating expense ratio of
  .334% and a 5% annual return on the
  investment throughout the periods                         $ 32            $  39              $  47           $  69


 The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.


[FN]
______________________
(a) The Initial Sales Charge would exceed 0.95% if the Public
 Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.0195 per month per Unit, irrespective of purchase or redemption price deducted in each of the last ten months of each one-year Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.95% for the Trust. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.95% for the Trust. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "How are Income and Capital Distributed" in Part II of this Prospectus.

                                                  Statement of Net Assets

                                               TARGET 10 TRUST, SERIES 12
                     The First Trust Special Situations Trust, Series 134
                At the Opening of Business on the Initial Date of Deposit
                                                         February 1, 1996



                               NET ASSETS

Investment in Equity Securities represented by purchase
     contracts (1) (2)                                                     $148,552
Organizational and offering costs (3)                                        35,000
                                                                          _________
                                                                            183,552
Less accrued organizational and offering costs (3)                          (35,000)
Less liability for deferred sales charge (4)                                 (2,925)
                                                                          _________
Net assets                                                                 $145,627
                                                                          =========
Units outstanding                                                            15,000




                         ANALYSIS OF NET ASSETS

Cost to investors (5)                                                      $149,976
Less sales charge (5)                                                        (4,349)
                                                                           _________
Net assets                                                                 $145,627
                                                                           ========


[FN]

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed one year from the Initial Date of Deposit. The estimated organizational and offering costs are based on 3,000,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($.195 per Unit), payable to the Sponsor in ten equal monthly installments beginning on April 30, 1996 and on the last business day of each month thereafter through January 31, 1997. If Units are redeemed prior to
 January 31, 1997 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a maximum total sales charge computed at the rate of 2.90% of the Public Offering Price (equivalent to 2.928% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments

                                               TARGET 10 TRUST, SERIES 12
                     The First Trust Special Situations Trust, Series 134
                At the Opening of Business on the Initial Date of Deposit
                                                         February 1, 1996



                                                                            Market     Cost of
Number                                                   Percentage         Value      Equity         Current
 of              Ticker Symbol and Name of               of Aggregate       per        Securities     Dividend
Shares           Issuer of Equity Securities (1)         Offering Price     Share      to Trust (2)   Yield (3)
______           _______________________________         ______________     ______     ___________    _________

286              CHV Chevron Corporation                  10%               $51.875     $ 14,836      3.86%
193              DD  E.I. du Pont de Nemours & Company    10%                76.875       14,837      2.71%
185              XON Exxon Corporation                    10%                80.250       14,846      3.74%
194              GE  General Electric Company             10%                76.750       14,890      2.40%
282              GM  General Motors Corporation           10%                52.625       14,840      2.28%
363              IP  International Paper Company          10%                40.875       14,838      2.45%
230              MMM Minnesota Mining & Manufacturing
                       Company                            10%                64.500       14,835      2.91%
183              JPM J.P. Morgan & Company, Inc.          10%                81.250       14,869      3.99%
160              MO  Philip Morris Companies, Inc.        10%                93.000       14,880      4.30%
184              TX  Texaco, Inc.                         10%                80.875       14,881      3.96%
                                                         _____                          ________
                     Total Investments                   100%                           $148,552
                                                         =====                          ========

[FN]

__________________________
(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on January 31, 1996. The Trust has a mandatory termination date of February 28, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,552. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,622 and $70, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on January 31, 1996.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 134


We have audited the accompanying statement of net assets, including the schedule of investments, of Target 10 Trust, Series 12, included in The First Trust Special Situations Trust, Series 134, as of the opening of business on February 1, 1996. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on February 1, 1996. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Target 10 Trust, Series 12, included in The First Trust Special Situations Trust, Series 134, at the opening of business on February 1, 1996 in conformity with generally accepted accounting principles.




                              ERNST & YOUNG LLP


Chicago, Illinois
February 1, 1996

                    FIRST TRUST (registered trademark)



                             Target 10 Trust
                                Series 12


                               Prospectus
                                 Part I

                    First Trust (registered trademark)

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-708-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                         (National Association)

                              770 Broadway
                        New York, New York 10003
                             1-800-682-7520

                          THIS PART ONE MUST BE
                        ACCOMPANIED BY PART TWO.


                            February 1, 1996


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE


                         TARGET 5 TRUST SERIES
                         TARGET 10 TRUST SERIES

             The First Trust Special Situations Trust Series

                           Prospectus Part II
                         Dated February 1, 1996

THIS PART II OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART I. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

What is The First Trust Special Situations Trust?


The First Trust Special Situations Trust Series is one of a series of investment companies created by the Sponsor, all of which are generally similar, but each of which is separate and is designated by a different series number. This Series consists of underlying separate unit investment trusts set forth in each Part I of this Prospectus. These underlying trusts are designated herein as the "Target 5 Trust" and "Target 10 Trust" and may sometimes be referred to individually as a "Trust" and collectively as the "Trusts." Each Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank (National Association), as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.


On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in a Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of such Trust.


The objective of the Target 5 Trust is to provide an above-average total return through a combination of dividend income and capital appreciation by investing in Equity Securities of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average ("DJIA") that have the highest dividend yield as of the close of business on the date prior to the date of Part I of this Prospectus.



The objective of the Target 10 Trust is to provide an above-average total return through a combination of dividend income and capital appreciation by investing in Equity Securities of the ten companies which are in the DJIA that have the highest dividend yield as of the close of business on the date prior to the date of Part I of this Prospectus. The DJIA is not affiliated with the Sponsor and is the property of Dow Jones & Company, Inc. There is, of course, no guarantee that the objective of either Trust will be achieved.



With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in a Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of such Trust. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from a Trust?" The original percentage relationship of each Equity Security to a Trust is set forth in Part I of this Prospectus under "Schedule of Investments" for such Trust. Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust.



On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust, as set forth under "Summary of Essential Information" appearing in Part I of this Prospectus. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced, and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities by the Sponsor, the aggregate value of the Equity Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of such Trust will be decreased proportionately. See "How May Units be Redeemed?" Each Trust has a Mandatory Termination Date as set forth under "Summary of Essential Information" in Part I of this Prospectus.


What are the Expenses and Charges?


With the exception of bookkeeping and other administrative services provided to the Trusts, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information" in Part I, the Sponsor will not receive any fees in connection with its activities relating to the Trusts. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. The fees payable to the Sponsor for such services may exceed the actual costs of providing such services for these Trusts, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor of supplying such services in such year. First Trust Advisors L.P. will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information" in Part I of this Prospectus, for providing portfolio supervisory services for the Trusts. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. This fee may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year.



Subsequent to the initial offering period, First Trust Advisors L.P., the Evaluator and an affiliate of the Sponsor, will receive a fee as indicated in the "Summary of Essential Information" in Part I of this Prospectus. The fee may exceed the actual costs of providing such evaluation services for these Trusts, but at no time will the total amount received for evaluation services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. The Trustee pays certain expenses of a Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to a Trust an annual fee as indicated in the "Summary of Essential Information" in Part I. The fee is computed per Unit in such Trust outstanding based upon the largest aggregate number of Units of such Trust outstanding at any time during the calendar year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."



The Trustee's and Evaluator's fees are payable from the Income Account of a Trust to the extent funds are available, and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to a Trust is expected to result from the use of these funds. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.


Expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trusts and charged off over a period not to exceed one year. The following additional charges are or may be incurred by a Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect such Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of such Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of such Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on a Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of the assets of a Trust under the Code; and the income of such Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is received by a Trust.

2. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder. The price a Unit holder pays for his or her Units, including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Equity Security held by such Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such

Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his or her Units for more than one year.

3. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer) and will be long-term if the Unit holder has held his or her Units for more than one year (the date on which the Units are acquired (i.e., the "trade date") is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer) and, in general, will be long-term if the Unit holder has held his or her Units for more than one year. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of the Target 5 Trust or Target 10 Trust (the "New Trusts"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of each of the Trusts) will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized. Unit holders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

4. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 264A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unit holder or are automatically reinvested. See "How are Income and Capital Distributed?-Distribution Reinvestment Option."

A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have recently been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unit holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him or her, subject to the following limitation. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Equity Securities represented by the Unit.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of such Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust would be deemed an exchange of such Unit holder's pro rata portion of each of the shares of stock and other assets held by such Trust in exchange for an undivided interest in whole shares of stock plus, possibly, cash.


The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by a Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.


As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his or her Units for Units of either New Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in such New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisers.



Computation of the Unit holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities on the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.


A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

Unit holders will be notified annually of the amounts of income dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trusts Suitable for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unit holders thereof.

Why are Investments in the Trusts Suitable for Retirement Plans?

Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?


Target 5 Trust consists of the five companies with the lowest per share stock price of the ten companies in the DJIA which have the highest dividend yield as of the close of business on the date prior to the date of Part I of this Prospectus. Target 10 Trust consists of the ten common stocks in the DJIA which have the highest dividend yield as of the close of business on the date prior to the date of Part I of this Prospectus. The yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of the Equity Security as of the opening of business on the date of Part I of this Prospectus. An investment in a Trust involves the purchase of a quality portfolio of attractive equities with high dividend yields in one convenient purchase. Investing in the DJIA stocks with the highest dividend yields may be effective in achieving the Trusts' investment objectives, because regular dividends are common for established companies, and dividends have accounted for a substantial portion of the total return on DJIA stocks as a group. Due to the short duration of the Trusts, there is no guarantee that either Trust's objective will be achieved or that the Trust will provide for capital appreciation in excess of the Trust's expenses.



The DJIA is comprised of 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Any changes in the components of the DJIA made after the date of Part I of this Prospectus will not cause a change in the identity of the common stocks included in the Trust Portfolios, including any additional Equity Securities deposited in a Trust.



Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust Portfolios as of the opening of business on the date of Part I of this Prospectus. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the yields on these Equity Securities may have changed subsequent to the Initial Date of Deposit. These Equity Securities may no longer be included in the DJIA, or in the case of Target 5 Trust the common stocks may no longer be the five lowest priced per share, and therefore, such Equity Securities would no longer be chosen for deposit into the Trusts if the selection process was to be performed again at a later time.


The Dow Jones Industrial Average, Historical Perspective


The DJIA was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and to its present size of 30 stocks on October 1, 1928. The companies which make up the DJIA have remained relatively constant over the life of the DJIA. Taking into account name changes, 9 of the original DJIA companies are still in the DJIA today. For two periods of 17 consecutive years, March 14, 1939-July 1956 and June 1, 1959-August 6, 1976, there were no changes made to the list. The following is a comparison of the list as it appeared on October 1, 1928 and the current DJIA.

The Dow Jones Industrial Average

List as of October 1, 1928          Current List
__________________________          ____________

Allied Chemical                     AT&T Corporation
American Can                        AlliedSignal
American Smelting                   Aluminum Company of America
American Sugar                      American Express Company
American Tobacco                    Bethlehem Steel Corporation
Atlantic Refining                   Boeing Company
Bethlehem Steel Corporation         Caterpillar Inc.
Chrysler Corporation                Chevron Corporation
General Electric Company            Coca-Cola Company
General Motors Corporation          Walt Disney Company
General Railway Signal              E.I. du Pont de Nemours & Company
Goodrich                            Eastman Kodak Company
International Harvester             Exxon Corporation
International Nickel                General Electric Company
Mack Trucks                         General Motors Corporation
Nash Motors                         Goodyear Tire & Rubber Company
North American                      International Business Machines
                                      Corporation
Paramount Publix                    International Paper Company
Postum, Inc.                        McDonald's Corporation
Radio Corporation of America (RCA)  Merck & Company, Inc.
Sears, Roebuck & Company            Minnesota Mining & Manufacturing Company
Standard Oil of New Jersey          J.P. Morgan & Company, Inc.
Texas Corporation                   Philip Morris Companies, Inc.
Texas Gulf Sulphur                  Procter & Gamble Company
Union Carbide Corporation           Sears, Roebuck & Company
United States Steel Company         Texaco, Inc.
Victor Talking Machine              Union Carbide Corporation
Westinghouse Electric Corporation   United Technologies Corporation
Woolworth Corporation               Westinghouse Electric Corporation
Wright Aeronautical                 Woolworth Corporation

Dow Jones & Company, Inc., owner of the DJIA, has not granted to the Trusts or the Sponsor a license to use the DJIA. Units are not designed so that their prices will parallel or correlate with movements in the DJIA, and it is expected that their prices will not parallel or correlate with such movements. Dow Jones & Company, Inc. has not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and has not approved any information herein relating thereto.


The following table compares the actual performance of the DJIA, the Standard & Poor's 500 Composite Stock Price Index (the "S&P") and approximately equal values of the five companies with the lowest per share stock price of the ten companies in the DJIA having the highest dividend yield (the "Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks") in each of the 25 years listed, as of December 31 in each of these years.


                         COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN

 Five Lowest Priced Stocks of the
 Ten Highest Yielding DJIA Stocks (1)               Dow Jones Industrial Average (DJIA)
_____________________________________               ___________________________________

                          Actual                                      Actual
                          Dividend   Total                            Dividend     Total
Year  Appreciation (2)    Yield (3)  Return (4)   Appreciation (2)    Yield (3)    Return (4)
____  ________________    _________  __________   ________________    _________    __________

 1971   4.53%             4.84%       9.37%         6.11%             3.79%          9.90%
 1972  16.92              5.57       22.49         14.58              3.63          18.21
 1973  14.20              5.44       19.64        -16.58              3.46         -13.12
 1974 -12.52              7.54       -4.98        -27.57              4.43         -23.14
 1975  55.50              9.04       64.54         38.32              6.08          44.40
 1976  33.35              7.45       40.80         17.86              4.86          22.72
 1977  -0.40              6.04        5.64        -17.27              4.56         -12.71
 1978  -5.94              7.20        1.26         -3.15              5.84           2.69
 1979   1.81              8.10        9.91          4.19              6.33          10.52
 1980  31.88              8.65       40.53         14.93              6.48          21.41
 1981  -4.40              8.04        3.64         -9.23              5.83          -3.40
 1982  34.58              7.30       41.88         19.60              6.19          25.79
 1983  27.33              8.78       36.11         20.30              5.38          25.68
 1984   3.77              7.11       10.88         -3.76              4.82           1.06
 1985  30.23              7.61       37.84         27.66              5.12          32.78
 1986  24.13              6.18       30.31         22.58              4.33          26.91
 1987   6.23              4.83       11.06          2.26              3.76           6.02
 1988  15.48              5.74       21.22         11.85              4.10          15.95
 1989   5.51              4.98       10.49         26.96              4.75          31.71
 1990 -20.60              5.33      -15.27         -4.34              3.77          -0.57
 1991  56.41              5.38       61.79         20.32              3.61          23.93
 1992  21.83              4.42       26.25          4.17              3.17           7.34
 1993  31.72              4.00       35.72         13.73              2.99          16.72
 1994   4.20              3.88        8.08          2.14              2.79           4.93
 1995  27.27              2.81       30.08         33.45              2.98          36.43


         COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
                                 S&P 500 Index

                                       Actual
                                       Dividend            Total
Year       Appreciation (2)            Yield (3)           Return (4)
____       _______________             _________           _________

1971        10.79%                     3.52%                14.31%
1972        15.63                      3.35                 18.98
1973       -17.37                      2.71                -14.66
1974       -29.72                      3.25                -26.47
1975        31.55                      5.65                 37.20
1976        19.15                      4.69                 23.84
1977       -11.50                      4.32                 -7.18
1978         1.06                      5.50                  6.56
1979        12.31                      6.13                 18.44
1980        25.77                      6.65                 32.42
1981        -9.73                      4.82                 -4.91
1982        14.76                      6.65                 21.41
1983        17.27                      5.24                 22.51
1984         1.40                      4.87                  6.27
1985        26.33                      5.83                 32.16
1986        14.62                      3.85                 18.47
1987         2.03                      3.20                  5.23
1988        12.40                      4.41                 16.81
1989        27.25                      4.24                 31.49
1990        -6.56                      3.39                 -3.17
1991        26.31                      4.24                 30.55
1992         4.46                      3.21                  7.67
1993         7.06                      2.93                  9.99
1994        -1.54                      2.82                  1.28
1995        34.11                      3.01                 37.12


[FN]
(1) The Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks (the "Stocks") for any given period were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of the period, based upon an annualization of the last quarterly or semi-annual ordinary dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in the given period.

(2) Appreciation for the Stocks is calculated by subtracting the market value of the Stocks as of the first trading day on the New York Stock Exchange in a given period from the market value of the Stocks as of the last trading day in that period, and dividing the result by the market value of the Stocks as of the first trading day in that period. Appreciation for the DJIA and the S&P is calculated by subtracting the opening value of the DJIA and the S&P as of the first trading day in a given period from the closing value of the DJIA and the S&P as of the last trading day in that period, and dividing the result by the opening value of the DJIA and the S&P as of the first trading day in that period, respectively.

(3) Actual Dividend Yield for the Stocks is calculated by adding the total dividends received on the Stocks in a given period and dividing the result by the market value of the Stocks as of the first trading day in that period. Actual Dividend Yield for the DJIA and the S&P is calculated by taking the total dividends credited to the DJIA and the S&P and dividing the result by the opening value of the DJIA and the S&P as of the first trading day of the period, respectively.

(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income. Based on the year-by-year returns contained in the table, over the 25 years listed above, the Stocks achieved an average annual total return of 20.87%, as compared to the average annual total return of the DJIA and S&P, which was 12.05% and 12.20%, respectively. The Stocks also had a higher average dividend yield in each of the above 25 years and outperformed the DJIA and the S&P in 19 of these years. Although the Trust seeks to achieve a better performance than the DJIA and S&P, there can be no assurance that the Trust will outperform the DJIA or the S&P over its one-year life or over consecutive rollover periods, if available.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.


The chart above represents past performance of the DJIA, the S&P and the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks
(but not the Trust) and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Trust will outperform the DJIA or the S&P over its one-year life or over consecutive rollover periods, if available.

The following table compares the actual performance of the DJIA, the S&P and approximately equal values of the ten stocks in the DJIA having the highest dividend yield (the "Ten Highest Yielding DJIA Stocks") in each of the 25 years listed below, as of December 31 in each of these years.



                      COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN

            Five Lowest Priced Stocks of the
            Ten Highest Yielding DJIA Stocks (1)         Dow Jones Industrial Average (DJIA)
            _____________________________________        ___________________________________

                          Actual                                      Actual
                          Dividend   Total                            Dividend     Total
Year   Appreciation (2)   Yield (3)  Return (4)   Appreciation (2)    Yield (3)    Return (4)
____   ________________   _________  __________   ________________    _________    __________

1971   -0.35%             5.05%       4.70%         6.11%             3.79%          9.90%
1972   17.89              5.43       23.32         14.58              3.63          18.21
1973   -1.47              5.43        3.96        -16.58              3.46         -13.12
1974   -8.14              7.42       -0.72        -27.57              4.43         -23.14
1975   46.87              9.16       56.03         38.32              6.08          44.40
1976   27.80              7.13       34.93         17.86              4.86          22.72
1977   -7.59              5.84       -1.75        -17.27              4.56         -12.71
1978   -6.96              7.08        0.12         -3.15              5.84           2.69
1979    4.58              8.41       12.99          4.19              6.33          10.52
1980   18.69              8.54       27.23         14.93              6.48          21.41
1981   -0.88              8.61        7.73         -9.23              5.83          -3.40
1982   17.81              8.23       26.05         19.60              6.19          25.79
1983   30.52              8.23       38.75         20.30              5.38          25.68
1984   -0.23              6.12        5.89         -3.76              4.82           1.06
1985   22.44              6.99       29.43         27.66              5.12          32.78
1986   28.66              6.13       34.79         22.58              4.33          26.91
1987    0.94              5.13        6.07          2.26              3.76           6.02
1988   18.51              5.82       24.33         11.85              4.10          15.95
1989   21.05              5.41       26.46         26.96              4.75          31.71
1990  -12.61              5.04       -7.57         -4.34              3.77          -0.57
1991   29.06              4.96       34.02         20.32              3.61          23.93
1992    4.84              4.63        9.47          4.17              3.17           7.34
1993   23.66              4.20       27.86         13.73              2.99          16.72
1994    0.65              4.01        4.66          2.14              2.79           4.93
1995   32.46              3.98       36.44         33.45              2.98          36.43




      COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
                           S&P 500 Index

                                        Actual
                                        Dividend      Total
Year        Appreciation (2)            Yield (3)     Return (4)
____        _______________             _________     _________

1971         10.79%                     3.52%        14.31%
1972         15.63                      3.35          18.98
1973        -17.37                      2.71         -14.66
1974        -29.72                      3.25         -26.47
1975         31.55                      5.65          37.20
1976         19.15                      4.69          23.84
1977        -11.50                      4.32          -7.18
1978          1.06                      5.50           6.56
1979         12.31                      6.13          18.44
1980         25.77                      6.65          32.42
1981         -9.73                      4.82          -4.91
1982         14.76                      6.65          21.41
1983         17.27                      5.24          22.51
1984          1.40                      4.87           6.27
1985         26.33                      5.83          32.16
1986         14.62                      3.85          18.47
1987          2.03                      3.20           5.23
1988         12.40                      4.41          16.81
1989         27.25                      4.24          31.49
1990         -6.56                      3.39          -3.17
1991         26.31                      4.24          30.55
1992          4.46                      3.21           7.67
1993          7.06                      2.93           9.99
1994         -1.54                      2.82           1.28
1995         34.11                      3.01          37.12

[FN]
(1) The Ten Highest Yielding DJIA Stocks (the "Stocks") for any given period were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of the period, based upon an annualization of the last quarterly or semi-annual ordinary dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in the given period.

(2) Appreciation for the Stocks is calculated by subtracting the market value of the Stocks as of the first trading day on the New York Stock Exchange in a given period from the market value of the Stocks as of the last trading day in that period, and dividing the result by the market value of the Stocks as of the first trading day in that period. Appreciation for the DJIA and the S&P is calculated by subtracting the opening value of the DJIA and the S&P as of the first trading day in a given period from the closing value of the DJIA and the S&P as of the last trading day in that period, and dividing the result by the opening value of the DJIA and the S&P as of the first trading day in that period, respectively.

(3) Actual Dividend Yield for the Stocks is calculated by adding the total dividends received on the Stocks in a given period and dividing the result by the market value of the Stocks as of the first trading day in that period. Actual Dividend Yield for the DJIA and the S&P is calculated by taking the total dividends credited to the DJIA and the S&P and dividing the result by the opening value of the DJIA and the S&P as of the first trading day of the period, respectively.

(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income. Based on the year-by-year returns contained in the table, over the 25 years listed above, the Stocks achieved an average annual total return of 17.56%, as compared to the average annual total return of all of the stocks in the DJIA and S&P, which was 12.05% and 12.20%, respectively. The Stocks also had a higher average dividend yield in each of the above 25 years and outperformed the DJIA in 19 of these years and the S&P in 16 of these years. Although the Trust seeks to achieve a better performance than the DJIA and S&P, there can be no assurance that the Trust will outperform the DJIA or S&P over its one-year life or over consecutive rollover periods, if available.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.


The chart above represents past performance of the DJIA, the S&P and the Ten Highest Yielding DJIA Stocks (but not the Trust) and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Trust will outperform the DJIA or the S&P over its one-year life or over consecutive rollover periods, if available.



The returns shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust Portfolio. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. As indicated in the previous tables, the Ten Highest Yielding DJIA Stocks, including the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks, underperformed the DJIA and the S&P in certain years, and there can be no assurance that a Trust's Portfolio will outperform the DJIA or the S&P over the life of a Trust or over consecutive rollover periods, if available. A Holder of Units in a Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the returns shown above are based. The Total Return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and a Trust may not be fully invested at all times

What are Some Additional Considerations for Investors?

The Trusts consist of different issues of Equity Securities, all of which are listed on a national securities exchange. In addition, each of the companies whose Equity Securities are included in a portfolio are actively traded, well established corporations.


A Trust consists of such of the Equity Securities listed under "Schedule of Investments" appearing in Part I of this Prospectus as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.



Risk Factors. Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities, such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation or if the Equity Securities are no longer among the ten common stocks in the DJIA with the highest dividend yield, including the five lowest priced of the ten common stocks in the DJIA with the highest dividend yield.



Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.



An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should be aware of certain other considerations before making a decision to invest in a Trust. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus, the value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the primary offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.


The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.



If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in such Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.



The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities in such Trust and the issuance of a corresponding number of additional Units.


Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, but may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from a Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trusts. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.


Petroleum Refining Companies. Certain Trusts may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. See "Risk Factors" in Part I of this Prospectus which will indicate, if applicable, the Trust's concentration in the petroleum industry. According to the U.S. Department of Commerce, the factors which will most likely shape the industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.



Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad, could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.


In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trusts or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trusts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price, which is based on the aggregate underlying value of the Equity Securities in the Target 5 Trust and the Target 10 Trust, respectively, plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus an initial sales charge with respect to each Trust equal to the difference between the maximum sales charge for each Trust (2.75% and 2.90% of the Public Offering Price, respectively) and the maximum remaining deferred sales charge (initially $.195 per Unit for each Trust) divided by the amount of Units of such Trust outstanding. A deferred sales charge of $.0195 will also be assessed per Unit per month on the dates set forth under "Public Offering Price" in Part I. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the initial sales charge and the remaining deferred sales charge payments. For each Trust, the deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.75% and 2.90% of the Public Offering Price (equivalent to 2.772% and 2.928% of the net amount invested, exclusive of the deferred sales charge) for the Target 5 Trust and the Target 10 Trust, respectively.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust divided by the number of Units of such Trust outstanding.

The minimum purchase of each Trust is $1,000 ($250 for an Individual Retirement Account or other retirement plans), except for Rollover Unit holders who are not subject to a minimum purchase amount. The applicable sales charge of the Target 5 Trust for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


                                                            Maximum
                                                            Sales               Net Dealer
Number of Units                         Discount            Charge              Concession
_______________                         ________            _________           ___________

  5,000 but less than 10,000            0.25%               2.50%               1.65%
 10,000 but less than 15,000            0.60%               2.15%               1.30%
 15,000 or more                         0.80%               1.95%               1.10%


The applicable sales charge of the Target 10 Trust for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                            Maximum
                                                            Sales               Net Dealer
Number of Units                         Discount            Charge              Concession
_______________                         ________            _________           ___________

  5,000 but less than 10,000            0.30%               2.60%               1.75%
 10,000 but less than 15,000            0.65%               2.25%               1.50%
 15,000 or more                         0.95%               1.95%               1.20%


Any such reduced sales charge shall be the responsibility of the selling dealer. An investor may aggregate purchases of Units of both the Target 5 Trust and Target 10 Trust for purposes of qualifying for volume purchase discounts listed above. The aggregate amount of Units of both Trusts purchased will be used to determine the applicable sales charge to be imposed on the purchase of Units of each Trust. The sales charge reduction for quantity purchases will not apply to Rollover Unit holders. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, Unit holders of other unit investment trusts having a similar strategy as Target 5 Trust and Target 10 Trust may utilize their termination proceeds to purchase Units of Target 5 Trust and Target 10 Trust subject to a deferred sales charge of $.0195 per Unit per month to be collected on each of the remaining deferred sales charge payment dates as provided herein. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, dealers and their affiliates, will be able to purchase Units at the Public Offering Price less the applicable dealer concession.



Units may be purchased in the primary market, subject only to the deferred portion of the charge, or during the secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.



Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information" appearing in Part I of this Prospectus. The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.


After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?


During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. During such period, the Sponsor may deposit additional Equity Securities in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.


Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. With respect to the Target 5 Trust, sales will be made to dealers and others at prices which represent a concession or agency commission of 1.80% of the Public Offering Price for primary and secondary market sales. With respect to the Target 10 Trust, sales will be made to dealers and others at prices which represent a concession or agency commission of 2.00% of the Public Offering Price for primary and secondary market sales. Dealers and others will receive a concession or agency commission of 1.0% of the Public Offering Price on purchases by Rollover Unit holders. However, resales of Units of the Trusts by such dealers and others to the public will be made at the Public Offering Price described in the prospectus. Notwithstanding the foregoing, with respect to sales of Units of a Trust with total assets which equal or exceed $30 million, dealers and others who sell over $10 million in Units will receive a total concession of 2.00% of the Public Offering Price ($.120 per Unit for Rollover Units) for a Target 5 Trust and 2.15% of the Public Offering ($.120 per Unit for Rollover Units) for a Target 10 Trust while dealers and others who sell over $20 million in Units will receive a total concession of 2.15% of the Public Offering Price ($.135 per Unit for Rollover Units) for a Target 5 Trust and 2.30% of the Public Offering Price ($.135 per Unit for Rollover Units) for a Target 10 Trust. With respect to sales of Units of a Trust with total assets of less than $30 million, dealers and others who sell over $10 million in Units will receive a total concession of 1.90% of the Public Offering Price ($.110 per Unit for Rollover Units) for a Target 5 Trust and 2.05% of the Public Offering Price ($.110 per Unit for Rollover Units) for a Target 10 Trust while dealers and others who sell over $20 million in Units will receive a total concession of 2.75% of the Public Offering Price ($.195 per Unit for Rollover Units) for a Target 5 Trust and 2.15% of the Public Offering Price ($.120 per Unit for Rollover Units) for a Target 10 Trust. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. In the event the Sponsor reacquires, or the Trustee redeems, Units from brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay immediately to the Sponsor any such concession or agency commission relating to such reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. The Sponsor expects to recoup the foregoing payments from the deferred sales charge payments related to such Trusts.

From time to time the Sponsor may implement programs under which dealers of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that a Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as the common stocks comprising the DJIA, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of each Trust are described more fully elsewhere in this Prospectus.

Advertisements and other sales material for the Trusts may also show the total returns (price changes plus dividends received, divided by the maximum public offering price) of each completed prior series and the total and average annualized return of all series in the same quarterly cycle, assuming the holder rolled over at the termination of each prior series. These returns will reflect all applicable sales charges and expenses.

Trust performance may be compared to performance on a total return basis of the DJIA, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to a maximum of 2.75% of the Public Offering Price of the Units (equivalent to 2.772% of the net amount invested, exclusive of the deferred sales charge) for the Target 5 Trust and a maximum of 2.90% of the Public Offering Price of the Units (equivalent to 2.928% of the net amount invested, exclusive of the deferred sales charge) for the Target 10 Trust, less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to a Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" appearing in Part I of this Prospectus. During the initial offering period, the dealers and others also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a maximum sales charge of 2.75% with respect to the Target 5 Trust and 2.90% with respect to the Target 10

Trust) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor. The Sponsor may also realize profits or sustain losses in connection with the creation of additional Units for the Distribution Reinvestment Option.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable or may be redeemed by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. Only Unit holders who elect to hold Units in uncertificated form are eligible to participate as a Rollover Unit holder. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of a Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information" in Part I of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding. In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after a Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described below and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust. Not less than 30 days prior to the Mandatory Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (an "In-Kind Distribution"), if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. An In-Kind Distribution will be reduced by customary transfer and registration charges. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 2,500 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of a Trust.

The Trustee is empowered to sell Equity Securities of a Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of a Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit and the secondary market Public Offering Price will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding:
(1) the cash on hand in a Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities (including "when issued" contracts, if any) held in such Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of such Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of such Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the3 Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of such Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by such Trust; and finally dividing the results of such computation by the number of Units of such Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

The aggregate value of the Equity Securities for purposes of the Redemption Price and Secondary Market Public Offering Price will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

It is expected that a special redemption and liquidation will be made of all Units of the Trusts held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he so desires by the Rollover Notification Date specified in the "Summary of Essential Information" appearing in Part I of this Prospectus.

All Units of Rollover Unit holders will be redeemed In-Kind during the Special Redemption and Liquidation Period and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information" in Part I), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will engage the Sponsor as its agent to sell the distributed Equity Securities. The Sponsor will attempt to sell the Equity Securities as quickly as is practicable during the Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one day, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

Pursuant to an exemptive order from the Securities and Exchange Commission, each terminating Target 10 Trust and Target 5 Trust (and the Distribution Agent on behalf of Rollover Unit holders) will sell Equity Securities to the New Trusts if those Equity Securities continue to meet the Target 10 and Target 5 Strategy by remaining among the ten highest dividend-yielding or five lowest priced of the ten highest dividend-yielding securities in the respective Trust. The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those Equity Securities will be the closing sale price on the sale date on the exchange where the Equity Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of each Trust.

The Sponsor intends to create a separate New Trust for both the Target
5 Trust Series and the Target 10 Trust Series. The Rollover Unit holders' proceeds will be invested in either New Trust (as selected by the Unit holder), if then registered in such state and being offered, the portfolio of which will contain, in the case of the Target 5 Trust Series, common stock of the five companies with the lowest per share stock price of the ten highest dividend yielding stocks in the Dow Jones Industrial Average as of the business day prior to the Initial Date of Deposit, and in the case of the Target 10 Trust Series, common stock of the ten highest dividend yielding stocks in the Dow Jones Industrial Average as of the business day prior to the Initial Date of Deposit. The proceeds of redemption will be used to buy New Trust Units as the proceeds become available. Any Rollover Unit holder may thus be redeemed out of a Trust and become a holder of an entirely different Trust, a New Trust, with a different portfolio of Equity Securities. In accordance with the Rollover Unit holders' offer to purchase the New Trust Units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit (which for Rollover Unit holders is currently expected to be $.195 per Unit for the New Series of the Target 5 Trust Series and the Target 10 Trust Series, all of which will be deferred as provided herein).

The Sponsor intends to create New Trust Units as quickly as possible, dependent upon the availability and reasonably favorable prices of the Equity Securities included in a New Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the New Trust Units. There can be no assurance, however, as to the exact timing of the creation of the New Trust Units or the aggregate number of New Trust Units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new Units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in New Trust Units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create Units, the Sponsor anticipates that sufficient Units can be created, although moneys in a New Trust may not be fully invested on the next business day.

The process of redemption, liquidation, and investment in a new Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a new trust will be available as each Series of the Target 5 Trust and Target 10 Trust terminates.

The Sponsor believes that the gradual redemption, liquidation and investment in the Target 5 Trust Series and Target 10 Trust Series will help mitigate any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Equity Securities in Target 5 Trust Series and Target 10 Trust Series in a short, publicized period of time. The above procedures may, however, be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Rollover Unit holders could then receive a less favorable average Unit price than if they bought all their Units of the Target 5 Trust Series and Target 10 Trust Series on any given day of the period.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation will be an amount of cash attributable to the second semi-annual distribution of dividend income; accordingly, Rollover Unit holders also will not have cash from this source distributed to pay any taxes. See "What is the Federal Tax Status of Unit holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unit holders") will continue to hold Units of a Trust as described in this Prospectus until such Trust is terminated or until the Mandatory Termination Date listed in the Summary of Essential Information (set forth in Part I of this Prospectus), whichever occurs first. These Remaining Unit holders will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge. If a large percentage of Unit holders become Rollover Unit holders, the aggregate size of a Trust will be sharply reduced. As a consequence, expenses, if any, in excess of the amount to be borne by the Trustee would constitute a higher percentage amount per Unit than prior to the Special Redemption, Liquidation and Investment in a New Trust. The Trust might also be reduced below the Discretionary Liquidation Amount listed in the Summary of Essential Information in Part I because of the lesser number of Units in a Trust, and possibly also due to a value reduction, however temporary, in Units caused by the Sponsor's sales of Equity Securities; if so, the Sponsor could then choose to liquidate such Trust without the consent of the remaining Unit holders. See "How May the Indenture be Amended or Terminated?" The Equity Securities remaining in a Trust after the Special Redemption and Liquidation Period will be sold by the Sponsor as quickly as possible without, in its judgment, materially adversely affecting the market price of the Equity Securities.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before the Special Redemption and Liquidation Period would have commenced. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "How May Units be Redeemed?" The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

              INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (708) 241-4141. As of December 31, 1994, the total partners' capital of Nike Securities L.P.
was $10,863,058 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                    OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information" in Part I of this Prospectus. The Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by such Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of such Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by the Underwriter, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by the Underwriter, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of a Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?" Also, because of the Special Redemption and Liquidation in a New Trust, there is a possibility that a Trust may be reduced below the Discretionary Liquidation Amount and that a Trust could therefore be terminated at that time before the Mandatory Termination Date of the Fund.

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. Not less than 30 days prior to the Mandatory Termination Date of the Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing a distribution of shares of Equity Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a

Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts


The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in each Part I of this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in each Part I of this Prospectus and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



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Page 30
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Page 31



CONTENTS:
The First Trust Special Situations Trust Series
    What is The First Trust Special Situations Trust?       1
    What are the Expenses and Charges?                      2
    What is the Federal Tax Status of Unit Holders?         3
    Why are Investments in the Trusts Suitable for
      Retirement Plans?                                     6
Portfolio:
    What are Equity Securities?                             7
    The Dow Jones Industrial Average, Historical
      Perspective                                           7
    What are Some Additional Considerations
      for Investors?                                       13
     Risk Factors                                          13
Public Offering:
    How is the Public Offering Price Determined?           16
    How are Units Distributed?                             18
    What are the Sponsor's Profits?                        19
    Will There be a Secondary Market?                      20
Rights of Unit Holders:
    How is Evidence of Ownership Issued and
      Transferred?                                         20
    How are Income and Capital Distributed?                21
    What Reports will Unit Holders Receive?                22
    How May Units be Redeemed?                             22
    Special Redemption, Liquidation and
      Investment in a New Trust                            24
    How May Units be Purchased by the Sponsor?             25
    How May Equity Securities be Removed
     from a Trust?                                         26
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                    26
    Who is the Trustee?                                    27
    Limitations on Liabilities of Sponsor and Trustee      27
    Who is the Evaluator?                                  28
Other Information:
    How May the Indenture be Amended
     or Terminated?                                        28
    Legal Opinions                                         29
    Experts                                                29

                            ___________

         THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

        THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND
HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C.
UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940,
AND TO WHICH REFERENCE IS HEREBY MADE.


                    FIRST TRUST (registered trademark)

                             Target 5 Trust
                             Target 10 Trust


                               Prospectus
                                 Part II

                    First Trust (registered trademark)
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-708-241-4141


                                Trustee:

                        The Chase Manhattan Bank
                         (National Association)

                              770 Broadway
                        New York, New York 10003
                             1-800-682-7520


                          THIS PART TWO MUST BE
                          ACCOMPANIED BY PART ONE.

                       PLEASE RETAIN THIS PROSPECTUS
                           FOR FUTURE REFERENCE


Page 32
                               -APPENDIX-

The graph which appears on page 10 of the prospectus represents a comparison between a $10,000 investment made on January 1, 1971 in those stocks which comprise the Dow Jones Industrial Average, the Standard & Poor's 500 Composite Stock Price Index and the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1971 in the stocks which comprise the Dow Jones Industrial Average would on December 31, 1995 be worth $172,067 as opposed to $177,882 had the $10,000 been invested in the Standard & Poor's 500 Composite Stock Price Index and $1,141,754 had the $10,000 been invested in the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. Each figure assumes that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns.

The graph which appears on page 12 of the prospectus represents a comparison between a $10,000 investment made on January 1, 1971 in those stocks which comprise the Dow Jones Industrial Average, the Standard & Poor's 500 Composite Stock Price Index and the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1971 in the stocks which comprise the Dow Jones Industrial Average would on December 31, 1995 be worth $172,067 as opposed to $177,882 had the $10,000 been invested in the Standard & Poor's 500 Composite Stock Price Index and $570,224 had the $10,000 been invested in the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. Each figure assumes that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns.




               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule





                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 134, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1, The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1, The First Trust Combined Series 248, The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series and The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 Target 10 Trust, Series 8, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 134, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on February 1, 1996.

                              THE FIRST TRUST SPECIAL SITUATIONS
                              TRUST, SERIES 134

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By     Carlos E. Nardo
                                  Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   February 1, 1996
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )    Carlos E. Nardo
                                         )   Attorney-in-Fact**
                                         )
                                         )




   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated February 1, 1996 in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 33-65433) and related Prospectus of The First Trust Special Situations Trust, Series 134.



                                               ERNST & YOUNG LLP


Chicago, Illinois
February 1, 1996


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 134 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

                               S-6